UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-43085

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lexington Investment Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2365 Harrodsburg Road, Suite B375
(No. and Street)

Lexington (City) KY (State) 40504 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Tammy Doyle Farley 859-231-0541
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kring, Ray, Farley & Riddle, PSC
(Name – *if individual, state last, first, middle name*)

444 East Main Street, Suite 203 (Address) Lexington (City) KY (State) 40507 (Zip Code)

CHECK ONE:

- x Certified Public Accountant
- O Public Accountant
- O Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stanley Kerrick, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lexington Investment Company, Inc., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

My commission expires
August 18, 2013
Notary ID 402951

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LEXINGTON INVESTMENT COMPANY, INC.
LEXINGTON, KENTUCKY

FINANCIAL STATEMENTS
AND
AUDITORS' REPORT

DECEMBER 31, 2012

CONTENTS

KRING, RAY, FARLEY & RIDDLE, PSC
CERTIFIED PUBLIC ACCOUNTANTS
GOODWIN SQUARE
444 EAST MAIN STREET, SUITE 203
LEXINGTON, KENTUCKY 40507-1943

AUSTIN T. KRING, JR., CPA
E. HUNT RAY III, CPA, CFP

(859) 231-0541
FAX (859) 231-0592

TAMMY D. FARLEY, CPA, CFP
CHRISTOPHER W. RIDDLE, CPA

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Lexington Investment Company, Inc.
Lexington, Kentucky

Report on Financial Statements

We have audited the accompanying statement of financial condition of Lexington Investment Company, Inc. (a Kentucky Corporation), as of December 31, 2012, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lexington Investment Company, Inc., as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matters

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules A, B and C is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules A, B and C has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules A, B and C is fairly stated in all material respects in relation to the financial statements as a whole.

Kring, Ray, Farley & Riddle, PSC

Lexington, Kentucky
February 20, 2013

LEXINGTON INVESTMENT COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

Assets:	
Cash and cash equivalents	$ 386,932
Deposits with clearing organization and others	108,890
Receivables from clearing organization and other broker-dealers	94,219
Receivable from a non-customer	6,600
Prepaid expenses	23,605
Marketable securities owned, at fair value	2,613
Furniture and equipment (net of accumulated depreciation of $117,104)	7,171
Deferred tax asset, net	14,573
Total Assets	$ 644,603

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Payables and accrued expenses	$ 57,418
Commissions payable	134,780
Income taxes payable	10,852
Total Liabilities	203,050
Stockholders' Equity:	
Common stock, no par value, 1,000 shares authorized, 799 shares issued and outstanding	180,000
Retained earnings	261,553
Total Stockholders' Equity	441,553
Total Liabilities and Stockholders' Equity	$ 644,603

The accompanying notes are an integral part of the financial statements.

LEXINGTON INVESTMENT COMPANY, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2012

Revenues:	
Commissions	$ 1,281,072
Net dealer inventory and investment gains	605,245
Unrealized (loss) gain on security owned	(512)
Interest and dividends	10,152
Management and investment advisory income	1,865
Total Revenues	1,897,822
Expenses:	
Employee compensation and benefits	1,370,635
Retirement benefits expense	34,838
Clearing fees	178,468
Communications and data processing	50,363
Occupancy costs	85,265
Other operating expenses	146,453
Total Expenses	1,866,022
Net Income before Income Taxes	31,800
Provision for Income Taxes	8,014
Net Income	$ 23,786

The accompanying notes are an integral part of the financial statements.

LEXINGTON INVESTMENT COMPANY, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2012

	Common Stock		Retained	
	Shares	Amount	Earnings	Total
Balance, January 1, 2012	799	$ 180,000	$ 280,114	$ 460,114
Net Income	-	-	23,786	23,786
Dividends	-	-	(42,347)	(42,347)
Balance, December 31, 2012	799	$ 180,000	$ 261,553	$ 441,553

The accompanying notes are an integral part of the financial statements.

LEXINGTON INVESTMENT COMPANY, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2012

Cash Flows From Operating Activities:		
Net income	$	23,786
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Depreciation		4,801
Provision for deferred income taxes		(1,349)
Net unrealized loss (gain) on investments		512
(Increase) Decrease in:		
Deposits with clearing organization		2,313
Accounts receivable		(65,815)
Prepaid expenses		7,970
Increase (Decrease) in:		
Accounts payable and accrued expenses		5,829
Commissions payable		50,924
Income taxes payable		(7,966)
Net Cash Provided (Used) by Operating Activities		21,005
Cash Flows From Investing Activities:		
Purchase of furniture and equipment		(3,342)
Net Cash Provided (Used) in Investing Activities		(3,342)
Cash Flows From Financing Activities		
Dividends paid to stockholders		(42,347)
Net Cash Provided (Used) in Financing Activities		(42,347)
Net Increase (Decrease) in Cash		(24,684)
Cash and cash equivalents, beginning of year		411,616
Cash and cash equivalents, end of year	$	386,932
Supplemental Disclosures:		
Cash paid during the year for:		
Income taxes	$	17,271

The accompanying notes are an integral part of the financial statements.

Note A - Summary of Significant Accounting Policies:

This summary of significant accounting policies of Lexington Investment Company, Inc., is presented to assist in understanding the Company's financial statements. The financial statements and notes are the representation of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Nature of Organization - Lexington Investment Company, Inc., is a registered broker-dealer with certain restrictions as outlined in an agreement with the Financial Industry Regulatory Authority, Inc. (FINRA), formerly the National Association of Securities Dealers (NASD). The Company was incorporated on June 19, 1990, issued its original common stock on September 5, 1990, and became registered with the Securities and Exchange Commission on November 19, 1990.

Lexington Investment Company, Inc., has agreed to not hold funds or securities for customers, or to owe money or securities to customers and does not carry accounts of, or for, customers, except with respect to the purchase, sale and redemption of redeemable shares of registered investment companies or of interests or participation in insurance company separate accounts. In addition, the Company introduces and forwards all transactions and accounts of customers to another broker or dealer who carries such accounts on a fully-disclosed basis.

Method of Accounting - The accompanying financial statements have been prepared on the accrual basis of accounting. Accordingly, revenues are recognized when they are earned and expenses are recognized when they are incurred.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Marketable Securities - Marketable securities are valued at market value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures*. The change in the difference between cost and market value from one year to the next is included in the Statement of Income as unrealized gain (loss) on investments.

Fixed Assets and Depreciation - Fixed assets are recorded at historical cost and depreciated using the straight-line method over the estimated useful lives of the respective assets which range from five to ten years. The cost of repairs and maintenance is expensed as incurred. When fixed assets are retired, or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in income for the period. Depreciation expense for the year ended December 31, 2012, totaled $4,801.

Deposits with Clearing Organization and Others - Deposits with clearing organizations consist of cash, cash equivalents and other short-term securities.

Continued

Note A - Summary of Significant Accounting Policies (Continued):

Revenue - The Company's primary source of revenue is commissions generated by effecting trades for its customers most of whom are located in Central and Eastern Kentucky. Customers' securities transactions are recorded on a settlement-date basis. Securities transactions of the Company are recorded on a trade-date basis.

Income Taxes - Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the bases of certain assets and liabilities for financial and tax reporting. Deferred taxes represent the future tax consequences of those differences which will either be deductible or taxable when the assets and liabilities are recovered or settled. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements utilizing currently enacted tax laws and rates. Deferred tax expense or benefit is recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. The Company assesses the likelihood, based on technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that necessitates an increase or decrease. The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and any penalties as operating expenses.

Statement of Cash Flows - For purposes of this statement, short-term investments which have a maturity of three months or less are considered cash equivalents.

Note B - Concentration of Credit Risk:

The Company is engaged in various trading and brokerage activities with banks, other financial institutions and other broker-dealers. In the event one of these parties does not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the other party to the transaction.

The Company maintains cash balances at several financial institutions. Accounts at these institutions are insured by the Federal Deposit Insurance Corporation up to $250,000. During the year, the balances at these financial institutions may exceed the FDIC insured limits.

Note C - Fair Value Measurements:

For financial statement reporting purposes, fair value is defined as the price that would be received for an asset or paid to transfer a liability (an exit price) in the Company's principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

Continued

Note C - Fair Value Measurements (Continued):

A fair value hierarchy has been established for financial reporting purposes which requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. There are three levels within its hierarchy that may be used to measure fair value:

Level 1 Inputs: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2 Inputs: Significant other observable inputs other than Level 1 prices such as prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 Inputs: Significant unobservable inputs that reflect the Company's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In many cases, a valuation technique used to measure fair value includes input from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The fair value of the Company's other financial instruments are based on estimates. These estimates are made at a specific point in time based on relevant market information and information about the financial instrument. These estimates are subjective in nature, involve matters of judgment, and, therefore, cannot be determined with precision. Estimated fair values are significantly affected by the assumptions used.

The carrying amounts of cash and cash equivalents, accounts receivable, prepaid expenses, accounts payable and accrued expenses as reported in the accompanying Statement of Financial Condition approximate their fair values due to their short-term maturity, to being readily converted to a known amount, or other observable inputs. As such, these instruments are measured using Level 1 inputs.

Note D - Accounts and Notes Receivable:

Receivables from clearing organization and other broker-dealers represent the amounts due from Lexington Investment Company, Inc.'s, clearing broker as well as other broker-dealers principally for commissions earned during the month of December. Payment is generally received in the month subsequent to year-end. Lexington Investment Company, Inc., does not require collateral under its present arrangement with these broker-dealers. No reserve for uncollectible receivables has been provided as management considers all receivables to be collectible in the ordinary course of business.

Receivable from a non-customer consists of an amount due under an unsecured note receivable from an employee. The balance of the note, with accrued interest, was $6,600 as of December 31, 2012. The note matures December 2013.

Note E - Marketable Securities Owned:

During 2002, management determined that an investment in a non-publicly traded company was other than temporarily impaired. The original cost of the investment was $23,125. At December 31, 2002, management determined the investment to be worthless and recorded an unrealized loss of $23,125. During 2009, management determined that the investment had a readily determinable market value as the security traded on the over-the-counter bulletin board. As of December 31, 2012, the investment has a fair value of $2,613. An unrealized loss of $512 has been recognized in the accompanying Statement of Income for the decrease in market value which occurred in 2012. The investment is valued using Level 1 inputs.

Note F - Property and Equipment:

As of December 31, 2012, furniture and equipment consisted of the following:

Furniture and fixtures	$ 9,931
Office equipment	114,344
Total Furniture and Equipment	124,275
Less: Accumulated depreciation	(117,104)
Net Property and Equipment	$ 7,171

Note G - Operating Lease:

The Company leases office space under a lease agreement which requires monthly rental payments of $5,176. The lease was extended in April 2012 for one year. In July 2012, an amendment to the lease was executed for the rental of additional space on a month-to-month basis for $1,479 per month.

The Company leased space for its Danville office under a month-to-month arrangement which required monthly rental payments of $600. The Company closed its Danville office in September 2012.

Total occupancy expense under these operating leases was $85,265 for the year ended December 31, 2012.

Total rental commitments for 2013 and thereafter are as follows:

2013	$ 26,622
Thereafter	-
	$ 26,622

Note H - Service Purchase Commitment:

In September 2012, the Company entered into an agreement with a third party to purchase cloud computing services for a monthly fee of $1,200. Additional charges for data usage over specified limits apply. The agreement cannot be terminated within the first 36 months from the initial date of the contract. Total expenses related to this arrangement for 2012 were $3,600.

The Company's total commitment for the next three years and thereafter is as follows:

2013	$ 14,400
2014	14,400
2015	10,800
Thereafter	-
	$ 39,600

Note I - Retirement Plan:

During 2007, the Company adopted a 401(k) plan (the Plan) covering substantially all employees age 21 and over who meet certain eligibility requirements. The Company can elect to make matching contributions as well as additional discretionary contributions. Company contributions to the Plan for the year ended December 31, 2012, totaled $34,838.

Note J - Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Company's net capital totaled $376,067 which is $276,067 above its required net capital of $100,000. The net capital ratio at December 31, 2012, was .54 to 1.

Note K - Indemnifications:

The Company indemnifies clients against potential losses incurred in the event certain third-party service providers, including sub-custodians and third-party brokers, execute transactions improperly. The potential future payments under this indemnification policy cannot be estimated. However, the Company believes that it is unlikely it will incur material obligations under this agreement, therefore, no contingent liability has been recognized in the accompanying financial statements.

Note L - Provision for Income Taxes:

Lexington Investment Company, Inc., is taxed as a corporation. The amount provided for income taxes is based on income reported for financial statement purposes adjusted for permanent differences between reported financial and taxable income. Deferred income taxes are provided for timing differences related to certain income and expense items which are recognized for financial accounting purposes in one accounting period and for tax purposes in another accounting period.

Continued

Note L - Provision for Income Taxes (Continued):

These temporary timing differences relate to the recognition of depreciation expense for income tax and financial statement purposes, to contributions that are not allowed for income tax purposes in the current year that carry forward to reduce future taxable income, and for cumulative unrealized losses related to the marketable security.

Income tax expense pertaining to continuing operations for 2012, consists of the following:

Current Expense (Benefit):	
Federal	$ 6,042
State and local	3,321
	9,363
Deferred	(1,349)
Total Income Tax Expense	$ 8,014

Net deferred tax asset as of December 31, 2012, consists of the following:

Deferred Tax Asset:	
Contributions carryforward	$ 9,543
Unrealized loss on security	7,795
Gross Deferred Tax Assets	17,338
Deferred Tax Liabilities:	
Depreciation	(2,765)
Gross Deferred Tax Liabilities	(2,765)
Deferred Tax Asset, net	$ 14,573

The total income tax provision differs from the amount that would be obtained by applying the federal statutory rate of 35% to income from continuing operations before income taxes, as follows:

Expected income tax expense	$ 11,130
Effect of:	
State and local income taxes	3,321
Non-deductible expenses	4,000
Graduated rates	(8,890)
Over accrual for prior year	(1,547)
Total Income Tax Expense	$ 8,014

As of December 31, 2012, there are no identified uncertain tax positions. With few exceptions, the Company is no longer subject to tax examinations by taxing authorities for the years before 2009.

Note M - Stock Repurchase Agreement:

Lexington Investment Company Inc., has entered into a repurchase agreement with its stockholders under which Lexington Investment Company, Inc., has the right and option to repurchase a stockholder's outstanding shares in the event of the death, total disability, termination or withdrawal (referred to collectively as the redemption event) of the stockholder. In the event Lexington Investment Company, Inc., chooses to exercise its option to repurchase outstanding shares from a stockholder, the purchase price of the redeemed shares is based on the total stockholders' equity of Lexington investment Company, Inc., as of the valuation date, less the aggregate amount of any and all dividends or other distributions declared between the valuation date and the date of closing, divided by the number of shares issued and outstanding prior to the redemption event, multiplied by the number of shares being redeemed.

Note N - Regulatory Exam:

In November 2011 and 2012, the Financial Industry Regulatory Authority, Inc. (FINRA), conducted routine examinations of Lexington Investment Company, Inc.'s, compliance with FINRA and Securities and Exchange Commission (SEC) regulations governing securities brokers and dealers. FINRA identified instances of non-compliance and Lexington Investment Company, Inc., responded in January and in December 2012, respectively, providing corrective actions for each instance. FINRA is currently reviewing the Company's corrective actions and could impose monetary and nonmonetary sanctions. Based upon the information available at this time, the Company is not able to predict the outcome of this matter.

Note O - Contingencies:

In 2006, a complaint was filed against the Company in the Circuit Court of Fayette County alleging common law claims against the Company based upon negligence, breach of fiduciary duty, breach of contract, and violation of state and federal securities laws. The Fayette County Circuit Court granted summary judgment in favor of the Company in September 2007. The plaintiff filed an appeal of the summary judgment and the Company moved to dismiss the appeal. The Company's motion was granted by the Circuit Court of Appeals in 2011. The plaintiff subsequently filed a motion for Discretionary Review with the Kentucky Supreme Court and the motion was denied in June 2012.

The Company is self-insured and does not carry errors and omissions insurance coverage. Management is aware of reported claims pending against the Company as previously described. Losses resulting from reported and unreported claims cannot be estimated by management, therefore, no provision has been included in the accompanying financial statements. However, management does not believe the Company has any liability associated with the existing litigation.

Note Q - Date of Management's Review:

Subsequent events have been evaluated through February 20, 2013, which is the date the financial statements were available to be issued.

SUPPLEMENTAL INFORMATION

LEXINGTON INVESTMENT COMPANY, INC.
SCHEDULE A
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2012

Net Capital:		
Total Stockholders' Equity		$ 441,553
Deduct Stockholders' Equity not Allowable for Net Capital		-
Total Stockholders' Equity Qualified for Net Capital		441,553
Deductions and/or Charges:		
Cash on deposit at CRD	(1,145)	
Nonallowable accounts receivable	(12,000)	
Advances to employee	(6,600)	
Prepaid expenses	(23,605)	
Furniture and equipment, net	(7,171)	
Deferred tax asset, net	(14,573)	
		(65,094)
Net Capital before Haircuts on Securities Positions		376,459
Haircuts on Securities		(392)
Net Capital		$ 376,067
Aggregate Indebtedness:		
Payables and accrued expenses	$ 57,418	
Commissions payable	134,780	
Income taxes payable	10,852	
Total Aggregate Indebtedness		$ 203,050
Computation of Basic Net Capital Requirement		
Minimum net capital required:		
$203,050 divided by 15 or $100,000 minimum		$ 100,000
Excess net capital		$ 276,067
Ratio: Aggregate Indebtedness to Net Capital		.54 to 1
Reconciliation with Company's Computation:		
Net capital as reported in Company's Part II (unaudited) FOCUS report		$ 392,927
Effect of audit adjustments on accounts included in net capital calculation		(16,860)
Net Capital per Above		$ 376,067

See auditors' report.

LEXINGTON INVESTMENT COMPANY, INC.
SCHEDULE B
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2012

Lexington Investment Company, Inc., had no notes payable collateralized by securities or secured customer receivables at any point throughout the year ended December 31, 2012. Therefore, a computation for determination of reserve requirement under Rule 15c3-3 of the Securities and Exchange Commission is not applicable.

SCHEDULE C - SCHEDULE OF ASSESSMENT AND PAYMENTS

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended 12/31/2012
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

049065 FINRA DEC
LEXINGTON INVESTMENT COMPANY INC [illegible]
2365 HARRODSBURG RD STE B325
LEXINGTON KY 40504-3340

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

STAN KERRICK 859-224-7073

2. A. General Assessment (item 2e from page 2) $ 3,776

B. Less payment made with SIPC-6 filed (exclude interest) (1,7[illegible])

7/[illegible]/12
Date Paid

C. Less prior overpayment applied 2/26/13 check sent with incorrect SIPC-7 (1,961)

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 75

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 75

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Lexington Investment Co., Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 27 day of Feb, 2013

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

Continued

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2012 and ending 12/31/2012

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 1,[illegible]

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. [illegible]

Total additions [illegible]

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. [illegible]

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 177,[illegible]

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______

(Deductions in excess of $100,000 require documentation) ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions [illegible]

2d. SIPC Net Operating Revenues $ 1,510,335

2e. General Assessment @ .0025 $ 3,776

(to page 1, line 2.A.)

KRING, RAY, FARLEY & RIDDLE, PSC

CERTIFIED PUBLIC ACCOUNTANTS
GOODWIN SQUARE
444 EAST MAIN STREET, SUITE 203
LEXINGTON, KENTUCKY 40507-1943

AUSTIN T. KRING, JR., CPA
E. HUNT RAY III, CPA, CFP

(859) 231-0541
FAX (859) 231-0592

TAMMY D. FARLEY, CPA, CFP
CHRISTOPHER W. RIDDLE, CPA

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
Lexington Investment Company, Inc.
Lexington, Kentucky

In planning and performing our audit of the financial statements of Lexington Investment Company, Inc., as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we do not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with

To the Board of Directors
Lexington Investment Company, Inc.
Lexington, Kentucky

generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Kring, Ray, Farley & Riddle, PSC

Lexington, Kentucky
February 20, 2013

KRING, RAY, FARLEY & RIDDLE, PSC

CERTIFIED PUBLIC ACCOUNTANTS
GOODWIN SQUARE
444 EAST MAIN STREET, SUITE 203
LEXINGTON, KENTUCKY 40507-1943
(859) 231-0541
FAX (859) 231-0592

AUSTIN T. KRING, JR., CPA
E. HUNT RAY III, CPA, CFP

TAMMY D. FARLEY, CPA, CFP
CHRISTOPHER W. RIDDLE, CPA

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors
Lexington Investment Company, Inc.
Lexington, Kentucky

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Lexington Investment Company, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Lexington Investment Company, Inc.'s, compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Lexington Investment Company, Inc.'s, management is responsible for Lexington Investment Company, Inc.'s, compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the general ledger and check transactions reported on monthly bank statements noting no differences;

2. Compared the amounts on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, including monthly clearing statements and cash receipts journals, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, including monthly clearing statements and cash receipts journals, supporting the adjustments noting no differences; and

To the Board of Directors
Lexington Investment Company, Inc.
Lexington, Kentucky

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

Kring, Ray, Farley & Riddle, PSC

Lexington, Kentucky
February 20, 2013